98


03029920

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Asia Fiber Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2842 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : ~~9/8/03~~ 9/10/03

82-2842

03 SEP -8 AM 7:21

AR/S
6-30-03

ASIA FIBER PUBLIC COMPANY LIMITED

Financial Statements

For each of the years ended June 30, 2003 and 2002

and

Report of Certified Public Accountant


AFC
ASIA FIBER PUBLIC COMPANY LIMITED



KPMG Phoomchai Audit Ltd.
บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 21 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

Empire Tower, 21st Floor
195 South Sathorn Road
Yannawa, Sathorn
Bangkok 10120, Thailand

Tel : 66 (2) 677 2000 / 658 5000
Fax : 66 (2) 677 2222 / 658 0665-6
www.kpmg.co.th

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of Asia Fiber Public Company Limited

I have audited the balance sheets of Asia Fiber Public Company Limited as at June 30, 2003 and 2002, and the related statements of income, changes in shareholders' equity and cash flows for each of the years then ended. The management of Asia Fiber Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Fiber Public Company Limited as at June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the years then ended in conformity with generally accepted accounting principles.

(Pisit Chiwaruangroch)
Certified Public Accountant
Registration No. 2803

KPMG Phoomchai Audit Ltd.
Bangkok
August 19, 2003


AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
BALANCE SHEETS
AS AT JUNE 30, 2003 AND 2002

A S S E T S

	Notes	In Baht 2003	2002
CURRENT ASSETS			
Cash and cash equivalents		41,404,714	32,321,242
Short-term investment in fixed deposit		1,640,956	1,615,819
Trade accounts receivable - net			
- Related companies	4	99,945,531	106,549,653
- Other companies	5	146,163,286	162,471,337
Inventories	6, 10	284,780,238	277,515,222
Inventories in transit	10	36,085,057	50,415,997
Other current assets		2,811,123	6,932,514
Total Current Assets		612,830,905	637,821,784
NON-CURRENT ASSETS			
Investments in shares of associated companies - at equity method	7	-	10,193,424
Investment in shares of other company (general investment) - at cost	8	500,000	500,000
Property, plant and equipment - net	9, 10, 11	549,717,482	597,909,337
Other non-current assets		691,348	1,424,748
Total Non-Current Assets		550,908,830	610,027,509
TOTAL ASSETS		1,163,739,735	1,247,849,293

The accompanying notes are an integral part of these financial statements.


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
BALANCE SHEETS
AS AT JUNE 30, 2003 AND 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	In Baht 2003	In Baht 2002
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	10	76,879,995	197,109,944
Trade accounts payable		42,790,134	55,841,415
Current portion of long-term loans	11	8,571,360	53,237,120
Accrued interest		25,275,650	21,303,843
Accrued expenses		26,019,540	26,240,928
Other current liabilities		3,265,585	3,021,961
Total Current Liabilities		182,802,264	356,755,211
NON-CURRENT LIABILITY			
Long-term loans - net of current portion	11	18,571,520	28,742,880
Total Liabilities		201,373,784	385,498,091
SHAREHOLDERS' EQUITY			
Authorized share capital - 100,000,000 common shares, Baht 10 par value			
Issued and fully paid - 45,572,418 shares as at June 30, 2003 and 45,572,340 shares as at June 30, 2002	12	455,724,180	455,723,400
Premium on common shares		369,500,000	369,500,000
Revaluation increment in land	9	250,082,763	250,082,763
Legal reserve	13	16,247,500	16,247,500
General reserve		1,357,626	1,357,626
Deficit		(130,546,118)	(230,560,087)
Shareholders' Equity - Net		962,365,951	862,351,202
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,163,739,735	1,247,849,293

The accompanying notes are an integral part of these financial statements.


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR EACH OF THE YEARS ENDED JUNE 30, 2003 AND 2002

	Notes	In Baht 2003	In Baht 2002
REVENUES	4		
Net sales		1,294,631,849	1,313,293,680
Services income		4,301,966	4,722,398
Gain on sale of investment in associated company	7	25,321,062	-
Gain on foreign exchange - net		1,116,087	956,696
Other income		24,089,418	19,320,050
Total Revenues		1,349,460,382	1,338,292,824
EXPENSES			
Cost of sales		1,168,205,818	1,190,108,723
Cost of services		3,146,203	3,535,247
Selling and administrative expenses		63,669,940	64,944,259
Equity in net loss of associated companies	7	50,486	16,800
Total Expenses		1,235,072,447	1,258,605,029
Profit Before Interest Expense		114,387,935	79,687,795
Interest Expense		(14,373,966)	(30,679,577)
Profit from Ordinary Activities		100,013,969	49,008,218
Extraordinary Item - Gain from debt restructuring	14	-	3,599,000
NET PROFIT	3	100,013,969	52,607,218
Basic Earnings per Share			
Profit from ordinary activities		2.19	1.07
Extraordinary item		-	0.08
Net profit		2.19	1.15

The accompanying notes are an integral part of these financial statements.


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE YEARS ENDED JUNE 30, 2003 AND 2002

		In Baht						
	Note	Issued and Paid-up Share Capital	Premium on Common Shares	Revaluation Increment in Land	Legal Reserve	General Reserve	Deficit	Net
Balance as at July 1, 2001		455,723,400	369,500,000	250,082,763	16,247,500	1,357,626	(283,167,305)	809,743,984
Net profit		-	-	-	-	-	52,607,218	52,607,218
Balance as at June 30, 2002		455,723,400	369,500,000	250,082,763	16,247,500	1,357,626	(230,560,087)	862,351,202
Increase in share capital	12	780	-	-	-	-	-	780
Net profit		-	-	-	-	-	100,013,969	100,013,969
Balance as at June 30, 2003		455,724,180	369,500,000	250,082,763	16,247,500	1,357,626	(130,546,118)	962,365,951

The accompanying notes are an integral part of these financial statements.


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR EACH OF THE YEARS ENDED JUNE 30, 2003 AND 2002

	In Baht	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit	100,013,969	52,607,218
Adjustments to reconcile net profit to net cash provided by operating activities:		
Allowance for doubtful accounts	27,509	-
Equity in net loss of associated companies	50,486	16,800
Loss on liquidation of investment in shares of associated company	-	65,129
Loss (Gain) on sale of investment in shares of associated and other companies	(25,321,062)	294,000
Reversal of slow-moving spare parts for machinery	(419,405)	(1,312,553)
Decrease in spare parts for machinery	-	2,449,555
Write off fixed assets	-	11
Depreciation	56,170,508	71,927,682
Gain on disposal of fixed assets	(570,420)	(130,989)
Gain on claim of fixed assets	-	(89,879)
Unrealized gain on exchange rate	(360,330)	(46,186)
Gain from debt restructuring	-	(3,599,000)
Decrease (Increase) in operating assets:		
Trade accounts receivable	23,230,758	55,796,696
Inventories	(7,265,016)	46,060,904
Inventories in transit	14,330,940	40,420,464
Other current assets	4,121,391	19,761,348
Other non-current assets	733,400	10,827
Increase (Decrease) in operating liabilities:		
Trade accounts payable	(13,051,281)	(4,634,083)
Accrued interest	3,971,807	954,176
Accrued expenses	(207,152)	1,073,500
Other current liabilities	243,624	(18,226,482)
Net Cash Provided by Operating Activities	155,699,726	263,399,138
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in short-term investment in fixed deposit	(25,137)	(30,617)
Cash proceeds from liquidation of investment in shares of associated company	-	317,730
Cash proceeds from sale of investment in shares of associated and other companies	35,464,000	11,706,000
Cash proceeds from sales of fixed assets	1,137,914	131,000
Cash proceeds from claim of fixed assets	-	89,883
Purchases of fixed assets	(8,126,742)	(43,088,127)
Net Cash Provided by (Used in) Investing Activities	28,450,035	(30,874,131)


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CASH FLOWS (Continued)
FOR EACH OF THE YEARS ENDED JUNE 30, 2003 AND 2002

	In Baht	
	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in bank overdrafts and short-term loans from financial institutions	(120,229,949)	(104,599,165)
Cash proceeds from increase in share capital	780	-
Cash proceeds from long-term loans	-	30,000,000
Repayments of long-term loans	(54,837,120)	(167,623,417)
Net Cash Used in Financing Activities	(175,066,289)	(242,222,582)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,083,472	(9,697,575)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	32,321,242	42,018,817
CASH AND CASH EQUIVALENTS AT END OF YEAR	41,404,714	32,321,242
Additional Cash Flow Information:		
Cash payments during the years for:		
- Interest expense	10,402,159	26,505,716

The accompanying notes are an integral part of these financial statements.


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ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
Notes to Financial Statements
June 30, 2003 and 2002

1. GENERAL INFORMATION

Asia Fiber Public Company Limited is incorporated in Thailand and listed in the Stock Exchange of Thailand. The Company is engaged in manufacturing of nylon products. Total employees of the Company at the end of the years were 1,218 in 2003 and 1,321 in 2002. The employee costs for the years 2003 and 2002 amounted to Baht 180.9 million and Baht 184.1 million, respectively. The Company's office and factory are as follows:

Office : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand

Factory : 406-7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand

2. BASIS OF FINANCIAL STATEMENT PREPARATION

The accompanying financial statements have been prepared in Thai language, expressed in Thai Baht, and in conformity with generally accepted accounting principles in Thailand.

The accounting standards, being adopted by the Company, may not be in conformity with generally accepted accounting principles practiced in other countries due to the accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Thailand. Accordingly, these financial statements have not been designed for those who are not familiar with Thai accounting principles and practices.

For the convenience of the readers, an English version of financial statements have been translated from the Thai version of financial statements. Such financial statements have been prepared for domestic reporting purpose.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Sales are recognized when delivery has taken place and transfer of risks and rewards has been completed. Service income is principally based on services rendered.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and cash held at banks. Cash on hand is kept for general use within the Company. Cash in banks are short-term savings deposits that are highly liquid investments, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at invoice amount net of allowance for doubtful accounts. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on collection experience coupled with a review of the current status of the existing receivables.




AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Inventory Valuation

The Company values its inventories at moving average cost or net realizable value, whichever is lower.

Investments in Shares

The Company accounts for its investments in shares of associated companies by the equity method. The investments in shares of other company (general investment), which held for long-term purpose, are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed.

Depreciation

Depreciation of property, plant and equipment has been computed by the straight-line method over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	10 - 20
Machinery and equipment	10 - 15
Furniture, fixtures and office equipment	5 - 10
Transportation equipment	5

The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving spare parts for machinery.

Impairment of Assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in current operations for items of property, plant and equipment and intangible assets carried at cost, and treated as a revaluation decrease for assets that are carried at revalued amount to the extent that the impairment loss does not exceed the amount held in the revaluation surplus for that same asset.

Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

Foreign Currency Transactions

Transactions in foreign currencies throughout the year are recorded in Baht at rates prevailing at the date of transactions. Outstanding assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Baht at the prevailing bank rates at that date. Gains or losses arising from the translation are credited or charged to operations.

Income Tax

The provision for income tax is based on the amount currently payable according to the Revenue Code. However, no income tax is payable for the years 2003 and 2002 because the Company utilizes tax loss carryforwards.


ASIA FIBER PUBLIC COMPANY LIMITED

Basic Earnings per Share

Basic earnings per share is determined by dividing the net profit by the weighted average number of common shares outstanding during the years (45,572,418 shares in 2003 and 45,572,340 shares in 2002).

The Company does not present dilutive earnings per share because the exercise price of warrant is higher than the average fair value of common share during the years.

4. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues arose from transactions with related companies. These companies are related through common shareholdings and/or directorships.

As at June 30, 2003 and 2002, trade accounts receivable from related companies consisted of:

	In Thousand Baht	
	2003	2002
Thai Far East Co., Ltd.	107,556	107,761
T.F.E. Trading Co., Ltd.	19,324	19,324
Asia Garment Co., Ltd.	266	3,518
Thai Sewing Industrial Co., Ltd.	152	-
Total	127,298	130,603
Less allowance for doubtful accounts	(27,353)	(24,053)
Net	99,945	106,550

The aging analysis of the above trade accounts receivable from related companies as at June 30, 2003 and 2002 are as follows:

	In Thousand Baht	
	2003	2002
Current to 3 months	1,685	3,781
Over 3 months to 6 months	1,252	847
Over 6 months to 12 months	771	3,524
Over 12 months	123,590	122,451
Total	127,298	130,603
Less allowance for doubtful accounts	(27,353)	(24,053)
Net	99,945	106,550

As at June 30, 2003 and 2002, the Company had long-outstanding trade accounts receivable from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 123.6 million and Baht 122.5 million, respectively (the outstanding balances from these companies as at June 30, 2003 and 2002 totalling Baht 126.9 million and Baht 127.1 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value (based on report of an independent appraisal firm dated March 26, 2003) amounted to Baht 99.6 million. As at June 30, 2003 and 2002, the Company provided an allowance for doubtful accounts totalling Baht 27.4 million and Baht 24.1 million, respectively. Management believes that such allowance is adequate to absorb possible losses on the difference of appraised value and the balance of such receivables.





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ASIA FIBER PUBLIC COMPANY LIMITED

The transactions with the related companies which included in the statements of income for the years 2003 and 2002 are as follows:

	Policy of Pricing	In Thousand Baht 2003	2002
Net sales	Market Price	22,454	25,488
Interest income	Negotiated Agreement	3,152	-

5. TRADE ACCOUNTS RECEIVABLE - OTHER COMPANIES

The aging analysis of trade accounts receivable - other companies as at June 30, 2003 and 2002 are as follows:

	In Thousand Baht 2003	2002
Current to 3 months	155,905	174,561
Over 3 months to 6 months	-	4
Over 6 months to 12 months	-	-
Over 12 months	3,504	4,424
Total	159,409	178,989
Less allowance for doubtful accounts	(13,246)	(16,518)
Net	146,163	162,471

As at June 30, 2003 and 2002, the Company has long-outstanding (more than 12 months) trade accounts receivable totalling Baht 3.5 million and Baht 4.4 million, respectively. As at June 30, 2003 and 2002, the allowance for doubtful accounts amounted to Baht 13.2 million and Baht 16.5 million, respectively. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

6. INVENTORIES

	In Thousand Baht 2003	2002
Finished goods	155,021	144,064
Work in process	70,956	75,694
Raw materials	47,930	47,384
Spare parts and factory supplies	10,873	10,373
Total	284,780	277,515

7. INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES – At Equity Method

				In Thousand Baht		
The Company Name	Type of Business	Relationship	% Share Holding	Paid-Up Capital	At Cost Method	At Equity Method
2003						
PPC Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	13,471	-


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ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
Notes to Financial Statements (Continued)
June 30, 2003 and 2002

The Company Name	Type of Business	Relationship	% Share Holding	In Thousand Baht Paid-Up Capital	At Cost Method	At Equity Method
2002						
Asia Industrial Fiber & Tyrecord Co., Ltd.	Manufacturing	Directorship	25.00	40,000	10,000	10,143
PPC Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	13,471	50
Total					23,471	10,193

The Company has a policy to record the investments in shares of associated companies by equity method. The equity in net loss of the investment in Asia Industrial Fiber & Tyrecord Co., Ltd. for the year ended June 30, 2002 was computed from the audited financial statements of such company for the year ended October 19, 2001, since this company did not prepare the interim financial statements for the period ended June 30, 2002. The investment in this company represented 0.81% of total assets as at June 30, 2002.

On January 3, 2003, the Company sold its entire investments in shares of Asia Industrial Fiber & Tyrecord Co., Ltd. to Swan Industries (Thailand) Limited at Baht 35.5 million and has a gain on sale of such investments of Baht 25.3 million.

8. INVESTMENT IN SHARES OF OTHER COMPANY (General Investment) - At Cost

	In Thousand Baht 2003	2002
Thai Caprolactum Public Company Limited	500	500

9. PROPERTY, PLANT AND EQUIPMENT - Net

	In Thousand Baht Balance, July 1, 2002	Addition	Deduction	Transfer	Balance, June 30, 2003
At Appraised Value					
Land and improvements	265,090	-	-	-	265,090
At Cost					
Buildings and improvements	376,124	620	-	-	376,744
Machinery and equipment	2,008,541	6,476	15,144	2,983	2,002,856
Spare parts for machinery	60,046	-	-	(2,809)	57,237
Furniture, fixtures and office equipment	13,852	240	-	-	14,092
Transportation equipment	5,116	791	-	-	5,907
Spare parts for machinery in transit	2,355	-	-	(174)	2,181
Total	2,731,124	8,127	15,144	-	2,724,107
Accumulated Depreciation					
Buildings and improvements	255,190	15,542	-	-	270,732
Machinery and equipment	1,849,366	40,011	14,576	-	1,874,801
Furniture, fixtures and office equipment	12,921	353	-	-	13,274
Transportation equipment	3,684	264	-	-	3,948
Total	2,121,161	56,170	14,576	-	2,162,755
Allowance for Slow-Moving Spare Parts for Machinery	12,054	-	419	-	11,635
Net	597,909				549,717


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ASIA FIBER PUBLIC COMPANY LIMITED

Depreciation for the years amounted to Baht 56.2 million and Baht 71.9 million in 2003 and 2002, respectively.

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes. The Company's land is stated at appraised value (based on reports of an independent appraisal firm dated March 16, 2000, and March 23, 1999). The excess of appraised value over cost Baht 250.1 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets as at June 30, 2003 and 2002. The revaluation increment in land is not available for dividend distribution.

10. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

	In Thousand Baht	
	2003	2002
Bank overdrafts	6,880	1,412
Liabilities under trust receipts	-	45,336
Short-term loans		
(interest at 3.0 % to 3.13 % p.a. at June 30, 2003 and 5.25% to 7.50% p.a. at June 30, 2002)	45,000	125,362
Defaulted short-term loans	25,000	25,000
Total	76,880	197,110

As at June 30, 2003, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 20 million is collateralized by part of the Company's land, machinery and equipment.

Short-term loans of Baht 30 million as at June 30, 2003 is collateralized by part of the Company's land, building, machinery and equipment.

Under the term of the agreements covering the Company's liabilities under trust receipts, certain raw materials imported have been released to the Company in trust for the banks. The Company is accountable to the banks for the trusted raw materials or their sales proceeds.

On October 4, 2000, a local financial institution filed a claim against the Company for damage arising from the default in the repayment of short-term note payable of Baht 25 million. However, the Company has recorded addition accrued interest at the defaulted interest rate (interest at the rate of 21% per annum) in the accounts.


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ASIA FIBER PUBLIC COMPANY LIMITED

11. LONG-TERM LOANS

	Interest Rate (% p.a.)		In Thousand Baht	
	2003	2002	2003	2002
Restructured loan from a local bank, repayable in 34 monthly installments starting from March 31, 2000	-	7.25	-	20,580
Restructured loan from a local financial institution, repayable in five (5) semi-annual installments starting from December 1, 2000	-	7.50	-	20,000
Loan from a local bank, repayable in 36 monthly installments starting from November 24, 2000	-	7.25	-	6,400
Loan from a local bank, repayable in 20 monthly installments starting from September 30, 2001	-	7.25	-	5,000
Loan from a local bank, repayable in 42 monthly installments starting from March 19, 2003	5.75	6.25	27,143	30,000
Total long-term loans			27,143	81,980
Less: Current portion of long-term loans			(8,571)	(53,237)
Net			18,572	28,743

Long-term loans of Baht 27.1 million as at June 30, 2003 is collateralized by a portion of the Company's machinery and equipment.

12. SHARE CAPITAL

At the extraordinary shareholders meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 par value.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 par value.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006. In July 2002, a shareholder exercised its warrants to purchase 78 common shares at the price of Baht 10 par value.



13. LEGAL RESERVE

Under the provisions of the Limited Public Company Act B.E. 2535, the Company is required to appropriate at least 5% of its annual net profit after deduction of the deficit brought forward (if any) as reserve fund until the reserve fund reaches 10% of the authorized share capital. This reserve is not available for dividend distribution.

14. EXTRAORDINARY ITEM

On December 26, 2001, the Company entered into an agreement with a local bank to restructure default debts (consisting of principal debt of Baht 6 million and accrued interest of Baht 5.9 million). And on February 11, 2002, the Company settled these debts with gain of Baht 3.6 million. This gain is shown as an extraordinary item in the statement of income for the year ended June 30, 2002.

15. DISCLOSURE OF FINANCIAL INSTRUMENTS

Liquidity Risk

Liquidity risk arises from the possibility that customers may not be able to settle obligations to the Company within the normal terms of trade. To manage this risk, the Company periodically assesses the financial viability of customers.

Foreign Currency Risk

The Company has accounts receivable and accounts payable in foreign currency, giving rise to exposure to market risk from changes in foreign exchange rates. However, the management does not enter into the derivative agreement to mitigate the foreign currency risk. As at June 30, 2003, the unhedged foreign currency receivables amounted to U.S. Dollars 0.6 million.

Credit Risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the Company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Interest Rate Risk

Interest rate risk arises from fluctuations of market interest rates, which may have a negative effect to current and future operations of the Company. Management believes that the interest rate risk is minimum, hence, the Company has no hedging agreement to protect against such risk.


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Fair Value of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction. Fair values are obtained from quoted market prices, discounted cash flow models or net asset values as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investment in fixed deposit, accounts receivable and payable, and bank overdrafts and loans from financial institutions - the carrying values approximate their fair values due to the relatively short-term maturity of these financial instruments.

Long-term loans carrying a floating rate, which is considered to be market rate - the carrying value approximates their fair value.

16. SEGMENTATION OF BUSINESS

	For the year ended June 30, 2003 (In Thousand Baht)		
	Local	Export	Total
Net sales	788,825	505,807	1,294,632
Service income	4,302	-	4,302
Total	793,127	505,807	1,298,934
Cost of sales	715,038	453,168	1,168,206
Cost of services	3,146	-	3,146
Total	718,184	453,168	1,171,352
Gross profit	74,943	52,639	127,582
Gain on sale of investment in associated company			25,321
Gain on foreign exchange - net			1,116
Other income			24,089
Selling and administrative expenses			(63,670)
Equity in net loss of associated companies			(50)
Interest expense			(14,374)
Net profit			100,014
Fixed assets			549,717
Others			614,023
Total assets			1,163,740




ASIA FIBER PUBLIC COMPANY LIMITED

	For the year ended June 30, 2002 (In Thousand Baht)		
	Local	Export	Total
Net sales	891,142	422,152	1,313,294
Services income	4,722	-	4,722
Total	895,864	422,152	1,318,016
Cost of sales	822,776	367,333	1,190,109
Costs of services	3,535	-	3,535
Total	826,311	367,333	1,193,644
Gross profit	69,553	54,819	124,372
Gain on foreign exchange - net			957
Other income			19,320
Selling and administrative expenses			(64,944)
Equity in net loss of associated companies			(17)
Interest expense			(30,680)
Gain from debt restructuring			3,599
Net profit			52,607
Fixed assets			597,909
Others			649,940
Total assets			1,247,849

17. OTHERS

a. As at June 30, 2003, the Company had unused letters of credit amounting to Baht 47.2 million.

b. Certain accounts in the 2002 financial statements have been reclassified to conform with the 2003 presentation.